Filed Pursuant to Rule 425(a)
Registration No. 333-124121
FNB FINANCIAL SERVICES, LP
$350,000,000
SUBORDINATED TERM NOTES AND DAILY NOTES
F.N.B. CORPORATION
SUBORDINATED TERM NOTES AND DAILY NOTES
_________________, 2006
RE: F.N.B. Corporation Note Exchange Program and FNB Financial Services, LP
Dear Investor,
Thank you for your business and participation in our Subordinated Note Program. As you aware, we are in the middle of an Exchange Program to exchange older Subordinated Notes issued under F.N.B. Corporation over to the new entity for our Subordinated Note Program, FNB Financial Services, LP. We are happy to report that over 70% of our Investors have already Exchanged their Notes to the new registration. Our records indicate that you as of yet have not Exchanged your 5% Daily Note Account.
To clear up any confusion with regards to Exchanging your F.N.B. Corporation 5.00% Daily Note Account:
The account is currently earning a rate of 5.00%. The rate will not go below 5.00%. Your account will earn a minimum rate of 5.00% as long as you keep the account open. If you EXCHANGE your existing 5.00% Daily Note Account into the new registration of FNB Financial Services, LP, your new account rate will continue to earn a minimum rate of 5.00%. Your EXCHANGED account will continue to earn a minimum rate of 5.00% for as long as you keep the account open.
Hopefully, this clarifies the impact on your account as it relates to our current Exchange program initiative. We encourage you to Exchange your 5.00% Daily Note the next time you visit any one of our offices. If you have any questions, please contact me at 724.983.3525 or 330.841.8747.
Sincerely,
/s/ Mark D. Lozzi
Mark D. Lozzi
Senior Vice President, CFO
Regency Finance Company, Agent for
FNB Financial Services, LP